

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 17, 2008

Mrs. Susan A. Schreter
Chief Executive Officer
First Transaction Management, Inc.
381 SE Crystal Creek Circle
Issaquah, WA 98027

> **Re:** **First Transaction Management, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed February 4, 2008**
> **File No. 000-27615**

Dear Mrs. Schreter:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

     We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

     If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release

8010/Financial Reporting Release 77). You can find this release at
http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
  (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please revise the language used in your disclosure concerning changes in your internal control over financial reporting in future filings to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 308T(c) of Regulation SB.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation SB. Please revise the certification to conform it that found in Item 601(b)(31) of Regulation SB. In this regard, remove the title of the officer from the opening line, include the introductory language of paragraph 4, and expand the language in paragraph 5(a).

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief